From: Duncan Bain
To: Schuler, George
Cc: sikorajames@hotmail.com
Subject: Deficiency Letter, Tao Minerals
Date: Monday, February 13, 2012 4:05:54 PM
Attachments: ReplyToSEC_Letter_Final.docx

To: Mr. George Schuler, Mining Engineer

Re: Engineering comments, Tao Minerals

Dear Sir:

I have answered engineering questions requested by Mr. John Reynolds, Assistant Director, SEC with regards to Tao Minerals Ltd. filing Form 10-K for the Fiscal Year Ended January 31, 2011, filed June 27, 2011 (File No. 000-51922) and replied to January 2012. Please find attached my answers and comments. Please let me know if you have any further comments.

Sincerely.

Duncan Bain, P.Geo.
Director
Tao Minerals Ltd.
djbain@aol.com

February 13, 2012

To:
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

cc:
Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

Re:
Tao Minerals Ltd.
Form 10-K for the Fiscal Year Ended January 31, 2011
Filed June 27, 2011
File No. 000-51922

Dear Mr. Reynolds:

I am a Director of Tao Minerals Ltd. and because of my mineral exploration background have been asked to comment on the technical aspects of your letter dated January 19, 2012.

Form 10-K for Fiscal Year Ended January 31, 2011 filed June 27, 2011

General

1.   Please correct your commission file number on the cover of your periodic and current filings to read 000-51922, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 21, 2006.

This is being done for the Q3 filing and all subsequent filings.

2.   Please disclose whether your officers and/or directors have visited your concession, and if so, when and for how long. If they have not visited your concession, please add a related risk factor disclosure

The Company holds two mining projects. One is Mutata and the second is El Colmillo. Two directors (James Sikora and Duncan Bain) visited the El Colmillo Project on August 26, 2004, and Sikora, Bain and Walter (Terry) Plummer (the third director) revisited the project again on

June 8, 2006. The Mutuata Project was visited on February 22, 2005 by James Sikora and Duncan Bain. The Golondrina and Whale projects are no longer held by Tao Minerals Ltd, and the company has decided to cancel the Letter of Intent as well for the Las Aguadas project. A public announcement regarding the status of these three properties is being publicly announced today, February 13.

3.   We note on your website, you have quantified 900,000 ounces of gold on your property and placed a value on this estimate.

The Cautionary note you recommended has been placed on the company website in two places; first in the middle of the Investor page, and second at the bottom of the Operations page.

Please disclose the following information for each of your properties:

Mutata Project

Item 4.

The nature your ownership or interest in the property.

Tao Minerals has signed a Letter of Intent on October 12, 2010 to acquire the Mutata property, which consists of two parcels. The mineral rights for one parcel is owned by the Minera Primecap company, and the mineral rights for the second parcel is owned by the Minera Gold company.

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

Tao Minerals is at this point doing geological exploration of the Mututa property, and investigating the profit potential of this acquisition.

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

Tao Minerals at this point does not have the mineral rights for the Mutata property, but rather is investigating this acquisition per the Letter of Intent as described above.

In general, mineral rights in Colombia are acquired in the following process: Once a prospective property is located, a mining concession application is filled out at the Ministry of Mining office.

Once approved, the applicant then provides more detailed information about the resources of the company and plan for mineral exploitation. Based on this information the Ministry of Mining prepares a mining contract. The concession applicant signs the contract, pays a tax called a canon and an insurance policy payment. At this point, with a signed contract and the payments made, the company has secured the mining rights for the property.

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

The property consists of two mining concessions. Both concessions are for exploration, and are under the jurisdiction of the department (state) of Antioquia, Colombia. The Mutata property includes both hard rock and placer resources.

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

The property consists of two mining concessions. Concession 7420 was recorded on November 21, 2007, and Concession 7474 was recorded on June 27, 2006. Both concessions were recorded in the name of MINERA PRIMECAP RESOURCES S.A.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

All fees and taxes have been paid on the two Mutata concessions. The primary costs are the canon taxes which have been paid of $51 million Colombian pesos (about $27,000 dollars) for concession 7420 and of $82 million Colombian pesos (about $43,000 dollars) for concession 7474.

The area of your claims, either in hectares or in acres.

Concession 7420 covers an area of 2,837 hectares. Concession 7474 covers an area of 4,550 hectares.

Item 5.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.

For each material property, include the following information:

The location and means of access to your property, including the modes of transportation utilized to and from the property.

The two concessions are located east of the town of Mutata. Access to Mutata from Medellin is by Hwy. 62 northwest for 200 kilometers. Access to the property is by local secondary and tertiary roads and trails from the town of Mutata.

Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

Once again, the company is in an investigative process to evaluate the potential acquisition of the Mutata property, as outlined in the October 12, 2010 Letter of Intent.

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Placer mining for gold and platinum occurs in the Rio Sucio downstream from the Mutata property and in its tributaries within the Mutata concessions. Bedrock consists of volcanic agglomerate, tuff and andesitic lavas of the Santa Cecilia Formation enclosing an ultramafic body that could be the source of platinum. Both ultramafics and andesites may the source for gold.

A description of any work completed on the property and its present condition.

Tao Minerals has carried out no exploration work on the property to this date.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Tao Minerals has no plant or equipment on the property.

A description of equipment, infrastructure, and other facilities.

There is no equipment or infrastructure on the project at this time. Closest infrastructure would be at the town of Mutata, where electricity is diesel generated. There is sufficient water on and around the project for future drilling or milling of ore.

The current state of exploration of the property.

There is currently no exploration work being carried out on the project.

The total costs incurred to date and all planned future costs.

No exploration costs have been incurred to date on the Mutata project. The only expenses to date are those legal expenses related to acquisition of the two concessions, canon taxes paid as described above, and expenses for the site visit carried out in February 22, 2005. Significant future expenditures would be required for exploration and production if the company decides to move forward and acquire the Mutata property. These future costs have not been calculated.

The source of power and water that can be utilized at the property.

Power on the property would have to be from diesel-powered generators. In an advanced stage of exploration, development or production hydroelectrical power may be available from the local creeks. Water is not potable but is plentiful for drilling, mining and milling purposes. Potable water would have to be brought in as bottled water or in advanced exploration, development or mining a water filtration plant could be set up.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

The Mutata property is currently without known reserves. Any proposed work program is exploratory in nature.

Item 6.

We note you have included a proposed exploration budget for your properties. Please disclose you progress in regards to this program for this fiscal year.

The exploration program was for Golondrina, which the Company no longer holds. No exploration budget has been set for Mutata at this time.

Item 7.

Please describe your permitting requirements and provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

There are currently no permitting requirements or operational plans for the Mutata property. In general, once a company obtains the mining contract for a concession, then a thorough geological study and work plan has to be submitted to the Ministry of Mining. This plan is called a PTO (plan de trabajo y obras). Once the PTO is approved, then an environmental impact study is performed. Once the environmental license is granted, the company is authorized to begin full-scale mining production.

El Colmillo Project

Item 4.

The nature your ownership or interest in the property.

Tao Minerals has a contract with the concession holder Agrominas SA by which Tao Minerals will acquire an 80% interest in the El Colmillo property.

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

The contract between Agrominas and Tao Minerals is outlined in the company's Q and K filings. Basically the contract specifies a series of payments to be made by Tao Minerals to Agrominas, and the resulting ownership and split of mining proceeds once gold production has begun.

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions

The Agrominas company obtained the mineral concession, and this company paid the canon tax and other associated fees. The general process to acquire mineral rights in Colombia was described in detail above under Item 4. for the Mutata property.

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

The property consists of a single concession. The concession is for both exploration and exploitation, and is under the jurisdiction of the department (state) of Antioquia, Colombia. Mineral resources at El Colmillo are hard rock deposits as described below.

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other

claims that may exist in the area or your properties.

The property consists of a single concession, number 6927, recorded on November 21, 2007 in the name of Agrominas de Colombia Ltd.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

The canon tax and other fees were paid for the property by Agrominas SA. The contract between Tao Minerals and Agrominas specifies the terms and conditions of Tao Minerals' acquisition of 80% of the El Colmillo project.

The area of your claims, either in hectares or in acres.

The concession covers an area of 296 hectares.

Item 5.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.

For each material property, include the following information:

The location and means of access to your property, including the modes of transportation utilized to and from the property.

The concession is located in a river basin which contains La Tinta Gorge, and more specifically in the sub river basin of the gorge La Blanquita, a tributary of the Nechí River. This is found in the area associated with the municipality of Cáceres, in the eastern part of the province of Antioquia, state of Colombia. Access to the property is north-northeast along Hwy 25 from the city of Medellin to the town of Caceres.

Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

Agrominas SA has already obtained the mineral concession, and they are responsible for its maintenance.

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Bedrock of the El Colmillo vein-hosted gold deposit consists of metamorphic rocks of sericite and graphitic aluminous schists. Alteration includes sericitization and chloritization, as well as silicification in the form of quartz. The dominant regional structures are the North Otú and North Bagre faults, with general directions N°1-14°W. Locally two faults which trend north-south and dip 60°E have been observed. These two faults are concordant with the existing mineralization. It is suggest that they are part of the North Bagre fault system.

At least three veins are recognized in the El Colmillo mineralized zone. These include El Colmillo vein, La Muela vein and a third un-named subparallel vein. The first two show their moderate continuity by the presence of old mine workings. Some of these are collapsed. In the un-named vein the continuity is recognized by old workings for about 5 m.

The vein El Colmillo has a strike direction that varies from N/75°E to N30°-N40°E with a thickness of between 0.20 m and 3.2 m. It is recognized along its course by small tunnels for a distance of about 300 m. Those faults associated with the mineralized veins are regional in extent, suggesting that there is a considerable potential for the mineralization to extend along those faults for an additional 1.2 km within the concession area and an additional 1 km outside of the concession.

The mineralization in El Colmillo is vein-hosted. The veins are composed of milky white quartz, with interleaves and interfingerings of schistose host rock. There are only minor amounts of sulfides in the examined levels. Galena is found locally.

This mineralization is cut by faults. Locally there are zones of Fe oxides, carbonate and chlorite alteration. The wallrock contains disseminated sulfides (pyrite) and veinlets of short length and millimetre thickness. The thickness of this disseminated zone is unknown although it is assumed that is not greater than 0.2 m into the wallrock on either side of the vein.

La Muela vein is located about 600 m to the west of El Colmillo vein, has a direction NS/80E to N10°E/80° with a thickness that vary between 0.1 m and 0.5 m, locally widening to 1.2 m. It is composed of milky quartz with interfingerings of host rock with Fe oxide and gouge in the fracures.

The un-named subparallel vein is recognize for a distance of about 5 m, with a direction N20°E. The vein, composed of quartz, has a thickness of between 0.1 and 0.4 m.

Historically production ore grades (head grades) have varied between 10 and 50 gr./ton gold, with zones of enrichment of up to 250 gr/ton gold.

A description of any work completed on the property and its present condition.

Local miners have carried out intermittent small-scale mining and milling due to a combination of equipment in poor condition and security problems with guerrillas until the last year. In addition Tao Minerals had two on-site visits by directors and geologists from the company as described above in point 2.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Because of the security problems until the last year Tao Minerals has made no investment in new equipment or improvement in surface or underground workings. Previously purchased equipment has been stored at secure locations.

A description of equipment, infrastructure, and other facilities.

The local miners have drilling and blasting equipment and explosives on site for mining. Processing of ore is done by use of small Chilean mills capable of processing 5 to 10 tonnes per mill. Coarse gold is separated by panning and use of mercury. Electrical lighting and pumps are run by diesel generator. A few small villages in the area provide accommodation, transportation and groceries. There is sufficient water on and around the project for future drilling or milling of ore.

The current state of exploration of the property.

There is currently no exploration work being carried out on the project.

The total costs incurred to date and all planned future costs.

A site visit carried out in February 22, 2005 and there were security costs required to guard against guerrillas. A variety of equipment was purchased for the El Colmillo project, including generators, a jaw crusher, and gold concentration equipment. There were costs involved with the initiation of production at the site before security issues forced a temporary halt. Tao Minerals also made a number of payments and incurred various other costs as part of the contract requirements with Agrominas. These payments to Agrominas are outlined in Tao Minerals' public filings.

The source of power and water that can be utilized at the property.

Power on the property would have to be from diesel-powered generators. In an advanced stage of exploration, development or production hydro-electrical power may be available from the local creeks. Water is not potable but is plentiful for drilling, mining and milling purposes. Potable water would have to be brought in as bottled water or in advanced exploration, development or mining a water filtration plant could be set up.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

The El Colmillo property is currently without known reserves as described in SEC Industry Guide 7. Historical descriptions of reserves and resources do not the standards laid out in that Guide. Any proposed work program is exploratory in nature.

Item 6.

We note you have included a proposed exploration budget for your properties. Please disclose you progress in regards to this program for this fiscal year.

The proposed exploration program was for Golondrina, which no longer is held by Tao Minerals. There is currently no exploration program or budget laid out for El Colmillo.

Item 7.

Please describe your permitting requirements and provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Agrominas obtained the PTO for the El Colmillo property from the Ministry of Mining. The general process for obtaining the PTO and environmental license is described in detail above in Item 7. in the Mutata property section

Respectfully,

Dr. Duncan Bain, P.Geo.
Director
Tao Minerals Ltd.